Exhibit 1

The name, business address and present principal occupation of each of the executive officers and persons controlling Crescent Capital VI, L.L.C. is set forth below.  Each of these persons is a United States citizen.

Name (Business Address)	Position with Reporting Person	Principal Occupation
Jeffery D. Gow (11624 S.E. 5th Street, Suite 200 Bellevue, WA 98005)	Managing member	CEO of Polygon Northwest Company

Steve Wasson (916 SW King Avenue, Portland, OR 97205)	Member	Investor

Gary Young (11624 S.E. 5th Street, Suite 200 Bellevue, WA 98005)	Member	Senior Vice President of Polygon Northwest Company